

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Lee Rudow
President and Chief Executive Officer
Transcat, Inc.
35 Vantage Point Drive
Rochester, New York 14624

> **Re: Transcat, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2023**
> **File No. 333-272069**

Dear Lee Rudow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: James M. Jenkins, Esq.